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RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES MORE THAN DOUBLES PROFIT AS SECOND MINE STARTS UP

London, 6 February 2006 (LSE:RRS) (Nasdaq:GOLD) – London and Nasdaq listed gold miner Randgold Resources today reported a net profit of US$41 million for the year to December, more than doubling its 2004 earnings of US$18.8 million, on the back of a 54% increase in production and a buoyant gold price.

The company’s Morila joint venture produced 651 110 ounces of gold during the year, outstripping its 2004 output by some 140 000 ounces, and its new Loulo mine, which came into production in the last quarter of the year and shipped its first bullion in November, contributed 67 984 ounces.

Loulo – the second major gold mine Randgold Resources has discovered and developed in Mali in the last five years – is scheduled to produce 250 000 ounces in 2006 from open-pit operations but a complementary underground operation, which will substantially extend the size, value and life of the mine is currently being developed. In the meantime continued exploration has increased the Loulo resource from 8.04 million ounces at the end of 2004 to nine million ounces despite depletion by mining.

Chief executive Dr Mark Bristow said, despite the challenges created by the failure of MDM, the Phase I build-up and operations had been well managed by the Loulo and Randgold Resources teams, with throughput, recovery and reagent utilisation all meeting forecast levels.

‘‘Commissioning of Phase Two – the hard-rock crushing circuit – has been delayed by the defaulting contractor but we are now managing the project directly and expect to complete it during the second quarter. The mine has a plan to ensure that sufficient ore feed is available to maintain steady production until then,’’ he said.

‘‘We’re also pressing ahead with the underground development, for which we’ve budgeted US$20 million this year. Portal construction will start in the third quarter and should be completed by the year-end. Main decline development will start in the last quarter of 2006 and we should have access to the first development ore in 2007.’’

Bristow noted that Randgold Resources had ended 2005 with the strongest balance sheet in its history. The equity exercise completed in November raised some US$103 million after costs and with the revenue generated by Morila and Loulo, the company now has cash resources of US$150 million and is well-positioned to finance not only the Loulo underground development but other growth opportunities.

In pursuit of these opportunities, the company is maintaining an aggressive exploration drive. In addition to an intensive hunt for more ounces around its main operational nodes at Morila and Loulo, it is currently evaluating 31 targets in Senegal, working on its consolidated groundholding along the Markoye fault system in Burkina Faso, preparing to recommence exploration in Ghana, and about to start reconnaissance drilling at Kiabakari in Tanzania.

Randgold Resources also has a prefeasibility stage project at Tongon in the Côte d’Ivoire which is on hold while efforts continue to stabilise the political situation in that country. Bristow said a recent visit to the site had confirmed that work there could be restarted quickly once conditions were right.

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RANDGOLD RESOURCES ENQUIRIES:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288	+44 791 709 8939	+27 11 728 4701 Cell: +27 (0) 83 266 5847 Email: randgoldresources@dpapr.com

Website : www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed in amended form with the United States Securities and Exchange Commission (the ‘SEC’) on 27 October 2005. Randgold Resources assumes no obligation to update information in this release. Cautionary note to US investors; the 'SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘‘resources’’, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.